April 18, 2025
Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 415 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Amplius Aggressive Allocation ETF
Dear Ms. Ezra:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Amplius Aggressive Allocation ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Please note that the Fund’s name has been updated to be the “Amplius Aggressive Asset Allocation ETF”
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements, or recoupment obligations and if so, please disclose the details in a footnote to the fee table.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A. The Registrant confirms that there are not expected to be any fee waivers, reimbursements, or recoupments related to the Fund. Please note that estimated amounts may change if new information about the Fund’s anticipated holdings results in different estimates.
Comment 3:In the Principal Investment Strategies section, you indicate in the second paragraph that the Fund may have exposure to the “other ETFs”. Please explain what the “other ETFs” will provide exposure to.
Response: The Registrant has revised the disclosure as indicated by the italicized text below. In addition, the Registrant notes that the current strategy discussion says the Fund will invest primarily in ETFs to obtain exposure to U.S. small- and mid-capitalization companies and foreign equity securities.
The Sub-Adviser generally will allocate between 60% and 100% of the Fund’s net assets to equity securities, which includes common stocks, preferred stocks, and other ETFs that provide such equity exposure (the “Equity Sleeve”).
Comment 4:In the Principal Investment Strategies section, you state that the Fund expects to invest approximately 80% of its net assets in equity securities. In addition, you state the Sub-Adviser will generally allocate between 60% and 100% to equity securities. Clarify if the Fund expects to invest at least 60% of its assets in equity securities at all times.
Response: The reference to investing approximately 80% in equity securities has been deleted to avoid confusion.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
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Comment 5:Please explain in correspondence what happens to the Fund’s portfolio when the Sub-Adviser reduces the Fund’s allocation to the Equity Sleeve. Does that allocation always go to the Tactical Allocation Sleeve?
Response: The Registrant notes that when the Sub-Adviser reduces the Fund’s allocation to the Equity Sleeve it will typically reallocate those assets to the Tactical Allocation Sleeve. However, there may be times (e.g., extreme market volatility) when the Sub-Adviser elects to allocate such assets to cash and cash equivalents.
Comment 6:Please explain the methodology used by the Fund to classify a country as developed or emerging market.
Response: The Registrant notes that the Fund’s exposure to foreign equity securities will typically be through investments in ETFs. The Fund’s methodology for selecting such investments will be dictated by the Sub-Adviser’s analysis of an underlying ETF’s offering documents and/or financial statements to ensure such ETFs are providing the desired foreign security exposure.
Comment 7:Explain in correspondence how the Fund defines “broad exposure”.
Response: The Fund considers “broad exposure” to generally mean providing diverse exposure to a particular market and/or asset class through holding a large number of companies that represent a wide array of sectors and/or industries, or countries/regions for foreign exposure.
Comment 8:Please add disclosure that explains the conflicts and risks associated with the Fund’s potential investment in affiliated ETFs.
Response: The Registrant is respectfully declining to add any additional disclosure to address this comment because the Fund has already included affiliated investment risk disclosure in the prospectus. This risk disclosure addresses the potential conflicts and risks associated with such affiliated investments.
Comment 9:In the last sentence of the third paragraph of the Tactical Allocation Sleeve discussion, there is a reference to “Fund” in that sentence. Confirm if that is correct or, if “Fund” should be changed to “Box ETF”.
Response: The Registrant has made the following change to the sentence.
To do so, the principal investment strategy of the Box ETF will be to utilize a series of long and short exchange-listed options combinations called a box spread.
Comment 10:In the Principal Risks section, please consider adding junk bonds risk and depositary receipts risks as standalone risks.
Response: The Registrant has elected to not add junk bonds risk to the prospectus due to the Fund not expecting to have significant, if any, exposure to junk bonds. As it relates to depositary receipts, the Registrant has added the following risk disclosure.
Depositary Receipts. Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities. Depositary receipts that are not sponsored by the issuer may be less liquid and there may be less readily available public information about the issuer.

Comment 11:In the Principal Risks section, please explain what factors you are referring to in the last sentence of the Equity Investing Risk item.
Response: The Registrant has updated Equity Investing Risk, as part of its Item 9 risk discussion, as follows. See italicized text.
Equity Investing Risk. An investment in the Fund involves risks similar to those of investing in any fund holding equity securities, such as market fluctuations, changes in interest rates and perceived trends in stock prices. The values of equity securities could decline generally or could underperform other investments. In addition, securities may decline in value due to factors affecting a specific issuer, such as management performance, financial leverage, non-compliance with regulatory requirements, and reduced demand for an issuer’s goods or services, and also may decline due to general industry or market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. In addition, equity markets tend to move in cycles, which may cause stock prices to fall over short or extended periods of time.
Comment 12:In the Principal Risks section, there is a reference in Sector Risk that the Fund may invest a significant portion of its assets in the “following sectors” but no sectors are listed. Please revise the disclosure to include the relevant sectors or remove the reference to “following sectors”.
Response: The Registrant has revised the language to remove the reference to the “following sectors”. The updated risk disclosure is stated below.
Sector Risk. To the extent the Fund invests more heavily in one sector or sub-sector of the market, it thereby presents a more concentrated risk and its performance will be especially sensitive to developments that significantly affect those sectors or sub-sectors. In addition, the value of the Fund’s shares may change at different rates compared to the value of shares of a fund with investments in a more diversified mix of sectors and industries.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.
Sincerely,

Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.20%
Total Annual Fund Operating Expenses	0.69%
Less Fee Waiver[2]	(0.20%)
Total Annual Fund Operating Expenses After Fee Waiver	0.49%
1 Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are estimated for the current fiscal year. AFFE are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
2 The Fund’s investment adviser has contractually agreed to waive all or a portion of its management fee for the Fund, or pay to the Fund, as necessary to offset the Fund’s AFFE through May 31, 2026. This waiver agreement may be terminated early only with the consent of the Fund’s Board of Trustees.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$70	$177

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